Exhibit 99.1 Press release

WiLAN Provides Litigation Update

Court of Appeals grants WiLAN positive rulings in case against Ericsson

OTTAWA, Canada – January 18, 2017 – WiLAN (TSX:WIN) (NASD:WILN) today announced an update on litigation against Ericsson, Inc. (“Ericsson”) concerning WiLAN's U.S. Patent Nos. 8,229,437, 8,027,298 and 8,249,014 related to LTE technologies.

In a decision released yesterday the Federal Circuit Court of Appeals overturned the Florida District Court’s negative rulings on the three patents at issue and found that the 8,229,437 patent should not have been found invalid and the 8,027,298 and 8,249,014 patents should not have been found non-infringed because there are material disputes of fact.

The Court of Appeals also affirmed the Florida District Court’s ruling that Ericsson was not entitled to most favoured licensee treatment on the three patents at issue based on a 2007 Agreement between WiLAN and Ericsson.

This updates a press release dated May 22, 2015, in which WiLAN announced that the Florida District Court had granted Ericsson’s motion for summary judgment on the three patents at issue.

“We are pleased with the Court of Appeals ruling, which paves the way for a trial to begin against Ericsson,” said Jim Skippen, CEO of WiLAN.

WiLAN was represented by Matthew Powers of Tensegrity Law Group LLP in the appeal.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all

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of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

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